

May 21, 2014

Via E-mail
Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

> **Re: Baidu, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **File No. 000-51469**

Dear Ms. Li:

We have reviewed your letter dated May 8, 2014 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 29, 2014.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

Operating Results, page 74

1. We note in your response to prior comment 1 you state that you no longer use the number of daily active users but instead use the percentage of mobile revenue in your consolidated revenue as your primary metric to monitor and manage the performance of your mobile offerings. However as noted in the prior comment, you communicate the number of activated users on your apps on your earnings call dated February 27, 2014. We further note that in your earnings call on April 24, 2014 you state the number of daily active mobile search users in the first quarter of 2014 as compared to previous quarters

and you do not state the percentage of mobile revenue in your consolidated revenue for that period, which you noted in your response is your primary metric to monitor and manage mobile offerings. Please further explain to us why you discuss the number of activated users or daily active users for mobile in your earnings calls but you do not believe it is meaningful to make such disclosures in your Form 20-F.

2.   Also, we note your disclosure that mobile revenue exceeded 20% of your total revenue for the fourth quarter of 2013 on page 40. Please tell us your consideration for incorporating this information here as part of your operating results in future filings as you believe this is the primary metric to monitor and manage the performance of your mobile offerings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief